Exhibit 99.51

HudBay Minerals Reports on U.S. Mine Fatality

[WINNIPEG, MANITOBA and BALMAT, NEW YORK], June 1, 2008 — HudBay Minerals Inc. (TSX: HBM) (HudBay) regretfully announces that there was a fatality at its St. Lawrence Zinc operation in Balmat, New York. Yesterday, at approximately 10:30 am EST, an isolated rock fall in an active mining area resulted in the death of miner Willard Paul Clewis, Jr.

The incident is being investigated by officials from the Mine Safety and Health Administration (MSHA). HudBay is cooperating fully with the MSHA investigation and is also conducting an internal investigation.

“We are deeply saddened by the loss of a member of our team. Our prayers and condolences go out to Willard Paul Clewis, Jr.’s family and friends at this very difficult time,” said Allen Palmiere, President and CEO, HudBay Minerals Inc.

(HBM-G)

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For more information contact:

Mick Lawler

HudBay Minerals’ Balmat Operations – St. Lawrence Zinc Mine

Tel: (315) 535-3229

Email: Mick.Lawler@slzinc.com

Tom Goodman

HudBay Minerals Inc.

Tel: (204) 687-2380

Email: tom.goodman@hbms.ca